Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

July 28, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Perry J. Hindin, Esq.

Re:           Presidential Life Corporation (the “Company”)
Preliminary Proxy Statement Schedule 14A filed July 16, 2010
Soliciting Materials filed pursuant to Rule 14a-12 on July 21, 2010
Filed By Herbert Kurz et al.
File No. 000-05486

Ladies and Gentlemen:

We are counsel to Herbert Kurz.  On July 16, 2010, Mr. Kurz filed a preliminary proxy statement on Schedule 14A (the “Initial PPS”) and on July 21, 2010, Mr. Kurz filed soliciting materials pursuant to Rule 14a-12 (the “Initial Materials”).  Simultaneously herewith, Mr. Kurz is filing an amended preliminary proxy statement on Schedule 14A (the “Amended PPS”), to which reference herein is made.

Reference also is made to the staff’s letter dated July 23, 2010, addressed to the undersigned containing comments on the Initial PPS and the Initial Materials, among other matters.  Set forth below seriatim are Mr. Kurz’s responses to such staff comments, each of which is repeated before the applicable response.

Schedule 14A

General

1.
Please confirm that the Participants will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Exchange Act Rule 14a-16, including clauses (a), (d), (l) and (n).

Mr. Kurz on behalf of himself and the other Participants has confirmed that their proxy materials will be posted on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and that they will provide record holders with a notice informing them that the materials are available and explaining how to access those materials.

2.
The proxy statement discloses that the solicitation is being made by Herbert Kurz.  Please revise the disclosure throughout the proxy statement, including without limitation, the face page of the Schedule 14A above the heading “Name of Person(s) Filing Proxy Statement, if other than the Registrant,” the second paragraph on page 4 and the proxy card itself, to indicate that the solicitation is also being made by each of the other seven nominees, who are also deemed participants under the proxy rules.  See Instruction 3 to Item 4 of Schedule 14A for a definition of the term “participant” and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

The requested disclosure has been made in the Amended PPS.

3.
We understand that it is the Company’s position that Mr. Kurz failed to comply with its advance notice bylaw provision with respect to Mr. Kurz’s notice of his intention to nominate directors at the 2010 Annual Meeting and as a result, the Company intends to refuse to permit such nominations to be brought before the meeting.  Please revise to prominently disclose this information.  Also prominently disclose that if the Company takes such action stockholders who grant proxy authority to the Participants may be disenfranchised with respect to all votes cast in favor of the Nominees.

Disclosure relating to the foregoing has been added on page 6 and in all-caps font on page 8 of the Amended PPS. However, Mr. Kurz respectfully notes that shareholders who deliver proxies for the Nominees that are not counted at the meeting are not necessarily “disenfranchised,” as the absence of a vote for the Company’s nominees may operate in the voting to a similar extent as a withheld vote.

4.
We refer you to the fifth paragraph on page 4.  You indicate that in the event of a Nominee’s ineligibility, the Participants may seek authority to vote for any of the Company’s nominees.  As noted in Exchange Act Rule 14a-4(d), no proxy shall confer authority to vote for the election of any person to any office if such person has not consented to being named in the proxy statement and to serve if elected.  However, the rule also provides that a person soliciting in support of nominees who, if elected, would constitute a minority of the board, may also seek authority to vote for nominees named in the registrant’s proxy statement, so long as the soliciting party complies with the requirements set forth in the rule.  As the Participants in this proxy statement are soliciting for more than a minority of directors slots available, they may not represent that the proxy card can be used to vote for any of the Company’s nominees.  Please delete this language.

The language has been deleted from the Amended PPS.

5.	We note that the election of the Nominees requires the affirmative vote of a plurality of the votes cast by stockholders. In light of the risk that certain of the Nominees may be disqualified, please revise to disclose that the remaining board seats may be filled by the Company’s nominees due to the plurality vote requirements.  In addition, please also revise to disclose that certain of the Company’s nominees may decide not to serve if elected to an insurgent-controlled board.  See footnote 76 and the surrounding text in Exchange Act Release No. 34-31326 (October 16, 1992).

The requested disclosure has been added on page 7 of the Amended PPS.

Background of the Proxy Solicitation, page 5

6.
We note the statement in the last paragraph on the bottom of page 5 that on February 17, 2009, each of Mr. Kurz and the Foundation filed a statement on Schedule 13D reporting such person’s beneficial ownership of shares and that “[n]either Mr. Kurz nor the Foundation previously had filed a statement on Schedule 13D or Schedule 13G reporting such person’s beneficial ownership of Shares prior to such date.”  We note that these February 2010 filings reported an event in October 2008.  Please disclose that each party failed to comply with the reporting obligations of Exchange Act Rule 13d-1(a).

The requested disclosure has been added on page 5 of the Amended PPS.

7.
We note the statement in the last paragraph on page 6 that Mr. Kurz received “significant support from the Company’s stockholders” in his December 2009 consent solicitation, receiving consents representing approximately 44% of the outstanding shares of Common Stock and that Mr. Kurz believes “that this support confirms that many of the Company’s stockholders are dissatisfied with the current leadership, management and direction of the Company.”  Please reconcile such statements with the following:

•	It is our understanding that Mr. Kurz never delivered any consent to the Company.

Absent the requisite consents required to give effect to the matters contained in the consent, Mr. Kurz does not believe that any proper legal or corporate purpose would have been achieved by disclosing to the Company the signatures obtained.  Nonetheless, Mr. Kurz would supplementally provide such signatures to the staff upon request, with confidential treatment requested with respect thereto.

•
Even assuming that Mr. Kurz had received and delivered to the Company valid consents representing the claimed amount, it is our understanding that at the time of the consent solicitation, Mr. Kurz, his wife, the Foundation and his two adult children beneficially owned an aggregate of approximately 33% of the outstanding common stock.  This would indicate that Mr. Kurz only received consents representing 11% of the 67% not owned and controlled by him and his family, or less than 20% of the shares he and his family did not already own and control.

Mr. Kurz believes that this comment would require him to characterize the voting in the consent solicitation in a way that would unfairly support entrenched management, which has no significant equity ownership in the Company.  Mr Kurz respectfully submits that the referenced disclosure is already fully and publicly visible and transparent not requiring further highlighting by the Participants, that the referenced 11% is indeed a significant number of votes in the context of a non-management solicitation where management devoted $2.5 million to defeat the consent solicitation, that the shares voted by the Foundation nonetheless should be respected as voted independent of Mr. Kurz (who recused himself from the board discussion regarding the Foundation’s signing of the consent) and that in any event the 44% written consent is a formidable statement of stockholder views that Mr. Kurz believes should be underscored and is appropriate for disclosure to the stockholders.

Please do not use these or similar statements without providing a proper factual foundation for the statements.  In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.  Please refer to Exchange Act Rule 14a-9.

Mr. Kurz has affirmed his understanding of the referenced concern and in the interest of providing factual support would supplementally provide copies of such signatures to the staff upon request, with confidential treatment requested with respect thereto.  References to opinions or beliefs in the Initial PPS and the Initial Materials have been carefully reviewed in the context of the comment and otherwise.

8.
We refer you to the language in the second paragraph on page 7 regarding the New York State Insurance Department’s findings that neither Mr. Kurz nor the Foundation may be a “controlling person” of the Company as that phrase is defined by applicable state insurance law.  Please revise to disclose the following:

We note, as elsewhere disclosed, that the findings of the NYSID are initial and subject to final adjudication, including a hearing at the NYSID, which Mr. Kurz has requested but which has not yet been scheduled.

•
The letter states that “Following a thorough investigation…, the Department has concluded that both the Foundation and Mr. Kurz have engaged in untrustworthy conduct that renders them unsuitable to serve as controlling persons of Presidential Life Insurance Company, the Company’s direct wholly owned operating subsidiary.

The requested disclosure has been added on pages 6 and 7 of the Amended PPS.

•	The letter sets forth findings by the NYSID upon which it based its conclusion, including, among others, that Mr. Kurz controls the day-to-day operations of the

Foundation and that the Foundation assets were improperly used, among other things, to pay personal expenses of Mr. Kurz and members of his family.

The requested disclosure has been added on page 7 of the Amended PPS.

•	The letter states that the acquisition of control by the Foundation of Presidential Life Insurance Company, through its acquisition of the stock of the Company, is disapproved.

The requested disclosure has been added on page 7 of the Amended PPS.

•	The letter states that Mr. Kurz may no longer serve as an officer, director or controlling person of Presidential Life Insurance Company.

The requested disclosure has been added on page 7 of the Amended PPS.

9.
We note the statement in this same paragraph that Mr. Kurz believes that the NYSID “has been instigated in this matter directly by the Company specifically to thwart Mr. Kurz’s rights in general and this proxy solicitation in particular.”  Please reconcile this statement given that the NYSID investigation and resulting letter stating its findings, dated June 3, 2010, occurred more than a month prior to July 12, 2010, the date on which Mr. Kurz disclosed in an amendment to his Schedule 13D his intention to commence this proxy solicitation.  Revise your disclosure accordingly.

The referenced statement regarding Mr. Kurz’s belief is based on, among other things, that Company management had (i) received Mr. Kurz’s nomination notice in February 2010 (as a result of which management had clear and ample reason to believe that Mr. Kurz would decide to conduct a proxy solicitation, even if no such decision had been made by Mr. Kurz at that time) and (ii) in just the few months prior thereto, spent $2.5 million fighting the nearly-successful consent solicitation by Mr. Kurz. Given the availability to management of the Company’s resources to preserve management’s positions, Mr. Kurz believes that the referenced disclosure as to the Company’s conduct and motives in this regard is well-founded, supported by past conduct and reasonable.  Further, although Mr. Kurz believes that the Company instigated the NYSID in its investigation, the reference to such instigation has been deleted from the Amended PPS.

10.
We also note the statement that Mr. Kurz believes that the NYSID determination is of “no relevance to the Company, the slate of highly qualified and independent Nominees and this proxy solicitation.”  Since the NYSID governs the Company’s operations and since the slate includes Mr. Kurz who has been found “untrustworthy” by the NYSID, such statement appears unsupportable.  Please delete such statement.

The import of the disclosure is that none of the nominees other than Mr. Kurz himself is involved in the NYSID matters in any way.  The referenced disclosure has been revised on page 7 of the Amended PPS to clarify this meaning.

11.
We refer you to a letter from Mr. Kurz to the Company, dated June 8, 2010, shortly after the date of the NYSID letter, filed as Exhibit 99.1 to the Company’s Form 8-K filed on June 10, 2010.  Pursuant to that letter, we note that Mr. Kurz resigned from the board and stated in the letter that “the [NYSID] notified me, with a copy to [CEO] Mr. Donald L. Barnes, of its findings whether I may be a controlling person of Presidential Life Corporation [emphasis added].”  Please revise the disclosure in the proxy statement to reconcile Mr. Kurz’s nomination of himself to serve as a director of the Company with the NYSID findings and his resignation as a director as a result of those same findings.

Mr. Kurz’s resignation letter states that he “disagree[d] with and plan[ned] to defend vigorously these findings on a number of levels.”  Mr. Kurz has requested a hearing at which time he is entitled to present his defense.  The NYSID’s findings of untrustworthiness are initial, not final, and are fully subject to adjudication at such hearing and/or other appeal opportunities that may be available.  As Mr. Kurz further noted in his resignation letter, he resigned from the Board over his concern at the time that his presence on the Board during his defense of the NYSID’s allegations could distract the Company.  Mr. Kurz maintains that the decision to resign did not signal any creditworthiness of the NYSID findings, but instead was based on his concern  regarding the impact on the Company. Since the resignation, Mr. Kurz has grown confident in his ability to reverse the decision in whole or in part and distressed at further adverse developments at the Company under the current management and board, which distress has compelled him to act.

12.
The proxy statement refers in several locations to Mr. Kurz being the beneficial owner of approximately 8.2% of the Company’s shares.  We also note that Mr. Kurz is one of three directors of the Foundation, which holds an additional approximate 18.6% of the shares.  It is our view that the individuals who control the Foundation’s operations, in this case its directors, have beneficial ownership over the shares in question.  While Mr. Kurz may disclaim his beneficial ownership of shares held of record by the Foundation, his position as a director in the Foundation indicates that he has, at least, shared voting and dispositive authority over these shares.  Please revise the proxy statement, including the beneficial ownership table on page 26.

The requested disclosure has been made on pages 4, 5, 14 and 27 of the Amended PPS.

Cost and Method of Solicitation, page 21

13.
The disclosure states that proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Exchange Act Rule 14a-6(b) and (c).  Please confirm the Participants’ understanding.  Please also tell us whether the Participants plans to solicit via Internet chat rooms, and if so, tell us which websites they plan to utilize.  Please confirm that the Participants will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

On behalf of himself and the Participants, Mr. Kurz confirms the understanding as above, that no solicitation via Internet chats rooms is planned and that no form of proxy card will be included on any Internet web site until a definitive proxy statement has been filed.

Certain Information Concerning the Nominees, page 24

14.	We refer you to the second paragraph on page 24. Please revise the reference to “the last five years” to comply with the requirements of Item 7(d) of Schedule 14A and Item 401(f) of Regulation S-K.

The requested revision has been made on page 25 of the Amended PPS.

15.
In addition, Item 401(f)(4) would appear to require disclosure of the New York State Insurance Department’s findings that Mr. Kurz may no longer serve as an officer, director or controlling person of Presidential Life Insurance Company.  Please revise accordingly.

The requested disclosure has been made on page 25 of the Amended PPS.

Annex B, page 29

16.	Please advise why the proxy statement includes a form of nominee agreement since it does not appear to be referenced elsewhere in the disclosure.

In light of the non-substantial nature of the Annex, it has been deleted rather than referenced in the Amended PPS.

Form of Proxy Card

17.	Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

The requested markings have been made.

18.
The proxy card indicates that Messrs. Kurz and Ewen, as proxies, reserve the right to vote for substitute nominees if any of the named nominees for director should be unavailable to serve for election.  Advise us, with a view toward revised disclosure, whether the Participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the Participants lawfully identify or nominate substitute nominees before the meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Mr. Kurz firmly believes that the letter by Mr. Kurz to the Company dated February 12, 2010, properly nominated nine nominees to the Company’s board, which had nine directors at that time.  The Company’s proxy statement calls for the election of eight directors at the Annual Meeting. Consequently, Mr. Kurz’s filings relate to the election of eight of his nine proper nominees, one of whom thus has not been included in the Initial PPS, Amended PPS or Initial Materials. That one nominee was properly nominated and may be substituted in the event that any one of the eight identified nominees were to be removed from his slate.  In such event, Mr. Kurz for himself and on behalf of the other Participants will comply with the last sentence of the comment.

Soliciting Materials filed pursuant to Rule 14a-12

19.
The first sentence of the press release states that “Herbert Kurz, the founder, director [emphasis added] and former Chairman and Chief Executive Officer of Presidential Life Corporation today announced the filing of his Preliminary Proxy Statement.”  It is our understanding that after receiving the NYSID letter stating that Mr. Kurz may no longer serve as an officer, director or controlling person of Presidential Life Insurance Company, Mr. Kurz resigned from the board of the Company.  Given the potential for such disclosure to be materially misleading in the context of a proxy solicitation, please avoid making such patently incorrect disclosure in all future filings.

The word “former” was inadvertently omitted from the filing to precede “director.” This will be correct in future materials.

20.
The press release states that Mr. Kurz has filed a preliminary proxy statement and proxy card “to be used to solicit proxies” for the annual meeting of stockholders of the Company.  We also note that the proxy statement did not clearly mark the proxy statement or proxy card as “Preliminary Copies” pursuant to the requirements of Exchange Act Rule 14a-6(e)(1).  We remind you and the Participants of the prohibition against delivering a form of proxy to any stockholder unless the stockholder concurrently receives, or has previously received, a definitive proxy statement.  Please see Exchange Act Rule 14a-4(f).

This comment is duly noted and the Amended PPS contains the proper markings

21.
The press release indicates that “the Participants in the proxy solicitation are anticipated to be Mr. Kurz, Ms. Donna L. Brazile, Mr. William J. Flynn, Mr. John F.X. Mannion, Mr. Donald Shaffer, Mr. Douglas B. Sosnik, Mr. Daniel M. Theriault and Mr. Cliff L. Wood.”  As noted above, and as indicated in at least one location in the preliminary proxy statement, each of these individuals currently are participants.  Please assure that all future communications made in reliance upon Exchange Act Rule 14a-12 clearly identify these individuals as participants and comply with clause (a)(1)(i) of that rule.

This comment is duly noted and Mr. Kurz confirms it will be complied with.

Mr. Kurz acknowledges that:

●	he is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	he may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon